SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7001 FAX AMERICA ☐ ASIA PACIFIC ☐ EUROPE

August 24, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ryan Lichtenfels
Donald Field

Re:	Grove Collaborative Holdings, Inc. Registration Statement on Form S-1 Filed July 18, 2022 File No. 333-266197

Ladies and Gentlemen:

On behalf of our client, Grove Collaborative Holdings, Inc. (“Grove” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 9, 2022 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 filed on July 18, 2022 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised Registration Statement (“Revised Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the version filed on July 18, 2022.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the Revised Registration Statement.

Registration Statement on Form S-1

General

1.

Please highlight any differences in the current trading price, the prices that the selling securityholders (including the sponsor, founders, officers, directors, PIPE investors, Backstop investors or any other private placement investors) acquired their securities, and the price that the public securityholders acquired their shares and warrants. Disclose that while such selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit that such selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: Please see the responses below, which address portions of the comment. In addition, the Company has disclosed that the selling holders may realize returns on their investment, based on the current trading price, that new purchasers may not realize as follows:

☐	Inserted a new section in the prospectus summary on page 4 titled “Selling Holders”; and

☐

Inserted a new risk factor on page 40 titled “Certain holders of our common stock may earn a positive return on sales of their shares of common stock, notwithstanding the fact that our stock may continue to trade well below our initial public offering price.”

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Sciences

August 24, 2022

Cover Page

2.	For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.

Response: The Company has made the requested disclosure on the cover page.

3.

Disclose the exercise price(s) of the warrants compared to the market price of the underlying shares. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: As requested in the Staff’s comment, the Company has made the requested disclosure regarding the Private Placement Warrants and the Public Warrants registered in the Form S-1 on the cover page, and has made related disclosure on page 4 (Summary), page 41 (Risk Factors), page 47 (Use of Proceeds) and page 67 (MD&A). While not specifically raised by the Staff’s comment, the Company supplementally advises that it has not included disclosure relating to the Legacy Grove Warrants (i.e., those issued by Grove Collaborative, Inc. in connection with financings and other transactions prior to entering into the Merger Agreement) as (i) the majority of these warrants have net exercise provisions such that they can be converted into stock on a cashless basis and (ii) even if the Legacy Grove Warrants were exercised for cash, these exercises would produce an immaterial amount of cash to the Company’s balance sheet.

4.

We note the number of Class A Common Stock being registered for resale here and in your registration statement on Form S-1 filed July 19, 2022, File No. 333-266205 (Equity Line Form S-1) will constitute a number of shares that is comparable to your current public float. We also note that a significant portion of the shares being registered for resale were purchased by certain selling securityholders for prices considerably below the current market price of the Class A Common Stock. Please highlight the significant negative impact that the collective sales of shares could have on the public trading price of the Class A Common Stock. Please highlight the potential significant negative impact based on this registration statement and, separately, the combine negative impact factoring in both this registration statement and the Equity Line Form S-1.

Response: Regarding this registration statement, the Company has highlighted on the cover page that the shares offered for resale may constitute a considerable portion of the Company’s public float, and that the resale of shares may have a significant negative impact on the trading price of the Company’s Class A Common Stock.

Summary, page 1

5.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s Class A Common Stock. Your discussion should highlight the fact that a few of your shareholders are beneficial owners of a significant percentage of your outstanding shares (include quantification and percentages) and will be able to sell all of their shares (as indicated in the Selling Holders table) for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company has revised its disclosure on page 1 to address the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Sciences

August 24, 2022

Risk Factors, page 9

6.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement and your Equity Line Form S-1 could have on the public trading price of the Class A Common Stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company has inserted a new risk factor on page 39 titled “The securities being offered for resale in this prospectus represent a substantial percentage of our outstanding Class A Common Stock, and the sales of such securities, together with the sale of the Class A Common Stock being offered for resale in the Additional Prospectus, or the perception that these sales could occur, could cause the market price of our Class A Common Stock to decline significantly” to reference the securities offered by the Registration Statement and to include the possibility that the Sponsor, PIPE Investors and certain equity holders of Legacy Grove may have a greater incentive to sell shares if trading prices remain higher than the original prices they paid for their shares. The Company has also supplemented the disclosure in the prospectus summary on page 1.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 67

7.

In light of the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A Common Stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company has expanded its disclosure beginning on page 66 to describe the Company’s liquidity position following the business combination.

* * * *

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Sciences

August 24, 2022

If you have questions with respect to the Revised Registration Statement or the responses set forth above, please direct the questions to me at (650) 565-7123 or mwellington@sidley.com.

Sincerely,

/s/ Martin Wellington

Martin Wellington

Sidley Austin LLP

cc:	Stuart Landesberg, President, Chief Executive Officer and Director

Delida Costin, Chief Legal and People Officer

Nathan Francis, Associate General Counsel

Carlton Fleming, Sidley Austin LLP